
February 1, 2024

Daniel Jones
Chief Executive Officer
SeqLL, Inc.
3 Federal Street
Billerica, MA 01821

>   **Re: SeqLL, Inc.**
>   **Amendment No. 11 to Registration Statement on Form S-1**
>   **Filed January 31, 2024**
>   **File No. 333-272908**

Dear Daniel Jones:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29, 2024 letter.

Amendment No. 11 to Registration Statement on Form S-1, Filed January 31, 2024

General

1.   We note that the terms and conditions of the Series A Warrants have changed since the last amendment and the filing of counsel's legal opinion. Please file a revised legal opinion which covers the registered securities to include the new and revised Series A Warrants.

Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric M. Hellige